Quarterly Earnings Report                                                                                April 30, 2009
1Q09

Sales and Operating Income Increased 7.10% and 4.27%, Respectively

Financial Highlights:
(All figures are expressed in millions of Mexican pesos of purchasing power as of March 2009. Comparisons are made with the same period of 2008, unless otherwise stated. Figures may vary due to rounding practices. “bp” stands for basis points)

    Sales for the quarter totaled $7,426.30 million, an increase of 7.10%
    Gross income rose 26.84% to reach $829.64 million
    The gross margin for the quarter was 11.17%, 174 bp higher than in 1Q08
    Quarterly operating expenses as a percentage of sales were 7.52%
    Operating income grew 4.27% versus 1Q08
    The operating margin for the quarter was 3.65%
    Operating income plus depreciation and amortization for the period was $290.34 million, an increase of 4.86% versus 1Q08
    Net profit for the quarter was $179.94 million
    Cash and cash equivalents at the end of the quarter was $120.76 million

Mexico City, Mexico, April 30, 2009. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the first quarter of 2009.

QUARTERLY EARNINGS

NET SALES

During the first quarter of 2009, GCS’s sales were $7,426.30 million, an increase of 7.10%.

SALES BY DIVISION

PRIVATE PHARMA

Sales in our Private Pharma division rose 8.51% during the first quarter of 2009, as a result of the consolidation of investments that were made within the sector. This includes the acquisition of Drogasmil Medicamento e Perfumeria, S.A., a Brazilian pharmacy chain, in May 2008.

Sales for this division reached $6,640.45 million and represented 86.99% of the Group’s total sales.

GOVERNMENT PHARMA

Sales in our Government Pharma division decreased 10.54% due to changes in the bidding processes of Petróleos Mexicanos (PEMEX) and the Secretary of Health (SSA by its Spanish acronym), which resulted in a reduction in consumption during the period.

As a percentage of total sales, this division went from representing 2.70% in 1Q08 to 2.26% during the first quarter of 2009.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division reached $618.23 million, an increase of 2.31% versus the first quarter of 2008. This was due to commercial agreements that enabled us to increase promotions and discounts which, in turn, increased our sales.

This division represented 8.33% of GCS’s total sales in 1T09, a decrease of 38 b.p. compared to the same period of the previous year.  This decrease was due to the significant increase in the participation of the Private Pharma division as a percentage of total sales.

PUBLICATIONS

Publication sales decreased 4.66% during the quarter, primarily as a result of lower unit sales.  This decrease was mainly due to the fact that Citem stopped distributing some publications that no longer met our minimal profitability requirements.

This division’s participation as a percentage of total sales went from 2.72% in 1Q08 to 2.42% in the first quarter of 2009.

The sales mix did not change significantly this quarter. Private Pharma sales represented 86.99% of total sales (compared to 85.86% during the first quarter of 2008), while Government Pharma accounted for 2.26% (versus 2.70% during the first quarter of 2008). Health, Beauty, Consumer Goods, General Merchandise and Other represented 8.33% (compared to 8.71% in the first quarter of 2008) and Publications made up the remaining 2.42% (versus 2.72% during the first quarter of 2008).

                                                                  Division                               % of sales
                                              Private Pharma                             86.99%
                                          Government Pharma                          2.26%
                                Health, Beauty, Consumer Goods,
                                  General Merchandise and Other                  8.33%
                                                Publications                                2.42%

                                                   TOTAL                                    100.00%

GROSS INCOME

During the first quarter of the year, Grupo Casa Saba’s gross income increased 26.84% to reach $829.64 million. The company’s gross margin improved as a result of the growth in sales derived from recent investments and a reduction in the Sales Costs as a percentage of total sales, from 9.43% in 1Q08 to 11.17% during the current period.

OPERATING EXPENSES

Operating expenses reached $558.58 million, an increase of 41.72% compared to the first quarter of 2008.  This was due to the investments that were made in the Private Pharma division.  Operating expenses represented 7.52% of our total sales.

OPERATING INCOME

Operating income rose 4.27%, as a result of the increase in sales which offset the increase in operating expenses.  The operating margin was 3.65%, 10 b.p. lower than the 3.75% margin registered in the first quarter of 2008.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 1Q09 was $290.34 million, an increase of 4.86% compared to the first quarter of 2008.  Depreciation and amortization for the period was $19.28 million, 13.98% higher than in the first quarter of 2008.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the first quarter of 2009 was $120.76 million.

COMPREHENSIVE COST OF FINANCING

During the period, GCS’s comprehensive cost of financing (CCF) was $62.59 million, due primarily due to an increase in the amount of interest income paid.

The interest payments were related to the long-term credit that was obtained as a result of the acquisition in Brazil as well as the interest that was generated from the utilization of short-term credits for our operations in both Mexico and Brazil.

.

OTHER EXPENSES (INCOME)

During the first quarter of 2009, the Company registered an income of $25.09 million in other expenses (income). The expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

TAX PROVISIONS

During the first quarter, tax provisions were $53.61 million and were entirely related to income taxes.

NET INCOME

GCS’s net income for the first quarter was $179.94 million, an decrease of 6.09% compared to the first quarter of 2008.

The net margin for the period was 2.42%, slightly lower than the 2.76% net margin registered during the first quarter of 2008.

WORKING CAPITAL

During the first quarter of 2009, our accounts receivable days were 62.6 days, a decline of 7.6 days compared to 1T08.  In addition, our accounts payable days decreased by 1.0 days versus 1Q08, to reach 65.2 days.  Finally, our inventory days were 52.6 days, a decline of 3.3 days.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                    IR Communications:
Sandra Yatsko                                               Jesús Martínez Rojas
+52 (55) 5284-6698                                       +52 (55) 5644-1247
syatsko@casasaba.com                                jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Figures are expressed in thousands of current Mexican pesos

ITEM	March-09	March-08	Variation

TOTAL ASSETS	13,622,869	10,903,280	2,719,588

CURRENT ASSETS	10,660,172	9,305,532	1,354,639
CASH AND CASH EQUIVALENTS	120,767	178,037	(57,269)
ACCOUNTS RECEIVABLE (NET)	5,793,961	4,823,379	970,582
INTERCOMPANY
OTHER ACCOUNTS RECEIVABLE (NET)	525,339	525,779	(440)
INVENTORIES	4,094,946	3,668,335	426,611
OTHER CURRENT ASSETS	125,158	110,003	15,155
LONG TERM
ACCOUNTS RECEIVABLE
INVESTMENTS IN EQUITY SHARES AND
UNCONSOLIDATED SUBSIDIARIES
OTHER INVESTMENTS
NET PROPERY, PLANT AND EQUIPMENT	1,367,311	1,210,963	156,348
PROPERTY	1,354,415	1,313,863	40,551
MACHINERY AND EQUIPMENT	505,990	461,154	44,836
OTHER EQUIPMENT	650,409	564,827	85,581
ACCUMULATED DEPRECIATION	1,143,502	1,128,881	14,621
BUILDINGS IN PROCESS
DEFERRED ASSETS (NET)	1,305,125	218,231	1,086,895
OTHER ASSETS	290,261	168,554	121,707

TOTAL LIABILITIES	7,068,168	4,483,885	2,584,283

CURRENT LIABILITIES	5,462,326	3,857,722	1,604,603
ACCOUNTS PAYABLE	4,090,648	3,678,085	412,563
BANK DEBT	845,451		845,451
DEBT SECURITIES
ACCRUED TAXES
OTHER CURRENT LIABILITIES	526,227	179,638	346,589
LONG TERM LIABILITIES	1,118,000		1,118,000
BANK DEBT	1,118,000		1,118,000
DEBT SECURITIES
OTHER DEBT
DEFERRED LIABILITIES
OTHER LIABILITIES	487,842	626,162	(138,320)

SHAREHOLDER'S EQUITY	6,554,701	6,419,396	135,305

MINORITY STOCKHOLDER'S EQUITY
MAJORITY STOCKHOLDER'S EQUITY	6,554,701	6,419,396	135,305
PAID-IN CAPITAL	1,992,326	1,992,325	(0)
CAPITAL STOCK	167,903	167,903	0
RESTATEMENT IN CAPITAL STOCK	955,862	955,862	(0)
PREMIUM ON STOCK SOLD	868,561	868,561	(0)
RESERVE FOR RESTATEMENT ON SHAREHOLDER'S EQUITY
CAPITAL INCREASE (DECREASE)	4,562,375	4,427,070	135,305
CUMMULATIVE RESULTS AND EQUITY RESERVE	6,057,256	5,546,997	510,259
RESERVE FOR SHARES REPURCHASE	1,063,517	1,063,517	0
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY	(2,738,339)	(2,375,060)	(363,279)
NET INCOME	179,941	191,617	(11,676)

GRUPO CASA SABA, S.A.B. DE C.V.

Figures are expressed in thousands of current Mexican pesos.

	Jan-Mar		Jan-Mar		Variation
Income Statement	2008	% of sales	2009	% of sales	$	%
NET SALES	6,934,031	100.00%	7,426,300	100.00%	492,269	7.10%
COST OF SALES	6,279,940	90.57%	6,596,656	88.83%	316,716	5.04%
Gross Profit	654,091	9.43%	829,644	11.17%	175,553	26.84%
Operating Expenses
Sales Expenses	153,306	2.21%	220,166	2.96%	66,860	43.61%
Administrative Expenses	240,831	3.47%	338,423	4.56%	97,592	40.52%
OPERATING EXPENSES	394,137	5.68%	558,589	7.52%	164,452	41.72%

Operating Income	259,955	3.75%	271,055	3.65%	11,101	4.27%
COMPREHENSIVE COST OF FINANCING
Interest Paid	6,507	0.09%	61,622	0.83%	55,115	847.00%
Interest (Earned)	-535	(0.01%)	-1,234	(0.02%)	-699	130.68%
Exchange Loss (Gain)	-178	0.00%	2,205	0.03%	2,382	(1340.93%)
Monetary Position (gain)	0	0.00%	0	(0.00%)	0	0.00%
Comprehensive Cost of Financing	5,795	0.08%	62,593	0.84%	56,798	980.19%

OTHER EXPENSES (INCOME), net	-2,494	(0.04%)	-25,093	(0.34%)	22,600	906.25%

NET INCOME BEFORE TAXES	256,654	3.70%	233,556	3.14%	-23,098	(9.00%)

PROVISIONS FOR:
Income Tax	100,700	1.45%	53,614	0.72%	-47,086	(46.76%)
Asset Tax	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	-35,663	(0.51%)	0	(0.00%)	35,663	(100.00%)
Profit sharing due	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%
Total taxes	65,037	0.94%	53,614	0.72%	-11,422	(17.56%)

Net Income Before Extraordinary Items	191,617	2.76%	179,941	2.42%	-11,676	(6.09%)

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%
Net Income	191,617	2.76%	179,941	2.42%	-11,676	(6.09%)

Depreciation and Amortization	16,919	0.24%	19,284	0.26%	2,366	13.98%
Operating income plus Depreciation and Amortization	276,873	3.99%	290,340	3.91%	13,466	4.86%

Minority Interest			1,439	0.02%	1,439	0.00%